A Symbol of Excellence

ICON PLC
SOUTH COUNTY BUSINESS PARK
LEOPARDSTOWN
DUBLIN 18
IRELAND

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 A.M. Eastern Time (4:59 P.M. Dublin Time) on Wednesday 20th July 2016. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 A.M. Eastern Time (4:59 P.M. Dublin Time) on Wednesday 20th July 2016. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it to the registered office address of the company (Erina Fox, Assistant Company Secretary, ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland).

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E12008-P80974 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

ICON PLC

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees:	For	Against	Abstain
1.1 Prof. William Hall	☐	☐	☐
1.2 Dr. John Climax	☐	☐	☐
1.3 Dr. Steve Cutler	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 through 9.	For	Against	Abstain
2. To receive the Accounts and Reports	☐	☐	☐
3. To authorise the fixing of the Auditors' Remuneration	☐	☐	☐
4. To authorise the Company to allot shares	☐	☐	☐
5. To disapply the statutory pre-emption rights	☐	☐	☐
6. To authorise the Company to make market purchases of shares	☐	☐	☐
7. To authorise the price range at which the Company can reissue shares that it holds as treasury shares	☐	☐	☐
8. To authorise the amendment of the Company's Articles of Association	☐	☐	☐
9. To authorise the amendment of the Company's Memorandum of Association	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorised officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

ICON plc
Annual General Meeting of Shareholders
Friday, July 22, 2016 10:00 AM, Dublin Time

ICON plc
South County Business Park
Leopardstown
Dublin 18
Ireland

If voting by mail, please date, sign and mail this proxy card as soon as possible.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice & Proxy Statement, Annual Report, 20F and proposed amended Memorandum and Articles are available at www.proxyvote.com.

E12009-P80974

ICON PLC
Annual General Meeting of Shareholders
July 22, 2016 10:00 AM
This proxy is solicited by the Board of Directors

The shareholder(s) of the Company hereby appoint(s) Declan McKeon, or failing him, Ciaran Murray, or failing him, John Climax, as the proxy of the shareholder(s) to attend, speak and vote for the shareholder(s) on behalf of the shareholder(s), as designated on the reverse side of this ballot, all of the shares of Common stock of ICON plc that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 AM, Dublin Time on July 22, 2016, at the ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side